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                                                                    EXHIBIT 99.1



RICHARD L. SCOTT INVESTMENTS, LLC


                             1415 PANTHER LANE, SUITE 322, NAPLES, FLORIDA 34109
                             TEL: (239) 591-6671  FAX: (239) 591-6705


                                  June 15, 2004


SENT VIA FACSIMILE

Mr. Curtis Carlson
Special Committee
The Stephan Company
1850 West McNab Road
Fort Lauderdale, Florida 33309

                  Re:  Information Request

Dear Mr. Carlson:

         We acknowledge receipt of your June 10, 2004 correspondence in which you advised us that the Special Committee of The Stephan Company would not be accepting our $5.00 cash offer for all outstanding shares of the company. Thank you for your prompt response.

         I bring to your attention that in our letter dated April 6, 2004, we requested the following information that, as of the date of this correspondence, has yet to be furnished:

            o     A list of the roles and responsibilities of the Special
                  Committee

            o Any and all costs a third-party would incur to acquire the outstanding shares of The Stephan Company. Such costs would include any payments associated with contractual obligations in the event of a change of control of the company, any severance payments that may be due and any break-up fee that may have to be paid.

         We respectfully request that you provide us the above-referenced information along with the definition of a change of control as it may apply to any payments that may be due. The information should note any deadlines or timelines associated with any potential obligation for payment.

         It is our understanding that August 2, 2004 is the expiration date for the proposed "going private" transaction. To the extent the majority of the company's shareholders do not agree to management's proposal, it is our intent to nominate two individuals as members of The Stephan Company's Board of Directors. Please advise us as to the process to accomplish this.



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         Thank you for your assistance and please feel free to contact us should you have any questions.

                                  Very truly yours,

                                  RICHARD L. SCOTT INVESTMENTS, LLC


                                  By:  /s/ Richard L. Scott
                                       Richard L. Scott, Chief Executive Officer



cc:   Shouky Shaheen
      Leonard A. Genovese
      John DePinto
      Thomas M. D'ambrosio
      Frank F. Ferola





















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